WilmerHale Venture Group

Susan L. Mazur

September 9, 2009	+1 781 966 2005 (t)
+1 781 966 2100 (f)
susan.mazur@wilmerhale.com

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Joseph McCann
Mail Stop 6010 (202) 551-6262

Re:	A123 Systems, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed September 9, 2009
File No. 333-152871

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (“A123” or the “Company”), submitted herewith for filing is Amendment No. 7 (“Amendment No. 7”) to the Registration Statement referenced above (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended, of $258,410,040 of shares of Common Stock of the Company.

The Registration Statement relates to the Company’s initial public offering of securities.  This filing is being effected by direct transmission to the Commission’s EDGAR System.  On August 4, 2008, in anticipation of the initial filing of the Registration Statement, the Company caused a filing fee of $8,000 to be wire transferred to the Securities and Exchange Commission’s account at the U.S. Bank in St. Louis, Missouri.  On September 8, 2009, in anticipation of this filing, the Company caused an additional filing fee of $4,000 to be wire transferred to the Securities and Exchange Commission’s account at the U.S. Bank in St. Louis, Missouri.

This filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”).  WilmerHale hereby confirms to the staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Wilmer Cutler Pickering Hale and Dorr LLP, 1100 Winter Street, Waltham, Massachusetts 02451

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If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

cc (via facsimile):	Eric Pyenson, Esq., Vice President & General Counsel,
A123 Systems, Inc., fax: (617) 924-8910